EXHIBIT 99.1

Stantec acquires Hydrock, a UK integrated engineering design firm

The acquisition immediately grows Stantec’s workforce in the United Kingdom by more than 30 percent, while extending and diversifying its expertise

EDMONTON, Alberta and LONDON, May 01, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, has acquired Hydrock, a 950-person integrated engineering design firm headquartered in Bristol, England. Founded in 1995, Hydrock holds a nationwide presence with 22 UK locations and industry-renowned experience providing sustainable solutions for major projects across the country’s public and private sectors. Hydrock has extensive capabilities in fire safety, energy and sustainability, civil and structural, MEP, transport, environmental, and geotechnical services. The transaction closed on April 30 and the terms have not been disclosed.

As part of Stantec’s continued global growth strategy, the Hydrock acquisition will increase Stantec’s UK workforce by over 30 percent, significantly bolstering Stantec’s offering to the energy, buildings, and infrastructure markets, as well as the wider built environment.

“We look forward to welcoming the Hydrock team to Stantec,” said Gord Johnston, Stantec’s president and chief executive officer. “When combined with the strategic acquisitions of ZETCON and Morrison Hershfield, we will have grown our global workforce by over 2,700 people within the first four months of 2024, further strengthening our offering in line with market demands.”

“The coming together of Stantec and Hydrock is an ambitious and compatible evolution for both our firms in the UK,” commented Cath Schefer, Stantec’s executive vice president and chief operating officer for Global. “Hydrock provides us with a highly complementary line of services and expertise which only reinforces our UK offering. Our combined experience, knowledge, and creativity, as well as our shared commitment to create better, more liveable places for people and communities, puts us in an exceptional position to deliver meaningful value for our industry-leading clients.”

Merging expertise and cultures

By adding Hydrock’s workforce, Stantec will gain a range of additional built environment expertise, notably fire safety and energy, complementing its already comprehensive client offerings.

In recent years, both Hydrock and Stantec have committed to sustainable operations, purpose-driven design and engineering, and inclusive cultures.

As the UK transitions to a low-carbon economy and the country’s requirements for future-proofed utilities, infrastructure, and communities grow, the addition of Hydrock allows Stantec to diversify and expand its offering while supporting positioning efforts for a range of transformative cross-sector projects and programs.

“Hydrock’s people are united by a shared purpose to be a force for good. I’m delighted that this aligns so well with Stantec’s culture,” commented Dr Scott Elliott, managing director of Hydrock, now Stantec.

“Through our integration, we’ll be able to expand our reach and influence internationally, penetrate exciting new markets, and provide excellent new career opportunities for our people. Together, we’ll pioneer engineering solutions, drive energy resilience, and support this country’s vital transition to a low-carbon economy. I’d like to thank our retiring founder Dr Brian McConnell for his tireless efforts growing the business over the last 29 years into what is now a highly respected national brand. This is a pivotal moment in our company’s history and an exciting new chapter for our colleagues and our clients.”

Hydrock’s Project Experience:

Hydrock’s portfolio of technical consulting experience focuses on building design and performance, energy and sustainability, climate adaptation, and geo-environmental services. Standout projects include:

  Delivery of The University of the West of England’s flagship Faculty of Engineering and Design building. For this award-winning 8,500-square-meter facility, Hydrock provided full end-to-end multidisciplinary engineering services from RIBA Stages 1 to 7. Securing two prestigious British Construction Industry Awards, Hydrock continues to support the university with its campus development plans.
  Engineering design for ‘the UK’s greenest hospital,’ Velindre Cancer Centre, Wales. Hydrock is delivering multidisciplinary engineering design services on this world-class, state-of-the-art hospital, which is set to be a sustainable, sensitive, and naturally calming space for staff, patients, and their families.
  Acting as the lead multidisciplinary consultant on an engineering-led master plan for one of the largest undeveloped sites in Greater Manchester. Ashton Moss Innovation Park is a 173-acre site with the ambition to become a beacon of digital and health manufacturing, aligning with the context of Places for Everyone and the Greater Manchester Strategy to drive sustainable and inclusive development.
  Supporting the transformative redevelopment of Pitlochry Theatre, the largest of its kind in Scotland. The 70-year-old theatre is undergoing extensive building upgrades to create a world-class centre of excellence tailored for the 21st century. Hydrock is providing a range of multidisciplinary expertise encompassing fire safety, structural and civil engineering, and MEP design, as well as smart energy and sustainability consultancy.
  Providing a full complement of multidisciplinary engineering services to support the creation of multi-award-winning The Wave, Bristol leisure facility. Hydrock’s multidisciplinary expertise was instrumental in supporting the project from conception through to detailed design, including being appointed as Principal Designer.

Stantec’s continued global growth

Hydrock’s acquisition follows a strong period of both organic and acquisitive growth for Stantec. In the first four months of 2024, the Company has added more than 2,700 team members to its global workforce through three consecutive acquisitions, including Germany-based ZETCON, Ontario, Canada-based Morrison Hershfield, and now Hydrock. The firm has continually invested in its UK presence with a series of acquisitions since 2016, comprising MWH, ESI, Peter Brett Associates, and Barton Willmore.

From working on landmark pumped-storage energy schemes and delivering innovative Nature-based Solutions to rethinking urban mobility, regeneration, housing, advanced manufacturing, and how the nation builds more sustainable infrastructure, Stantec’s reach extends across the built environment. The company now has more than 30,000 people working from over 450 offices worldwide.

For more information about Stantec and its holistic range of interdisciplinary services, visit www.stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate towards a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact
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Stantec Media Relations
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Email: calum.metcalfe@stantec.com

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